Filed by NetScreen Technologies, Inc. Pursuant to Rule 425

Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: NetScreen Technologies, Inc.

Commission File No.: 000-33387

The following is a letter that NetScreen sent to its employees regarding its proposed acquisition by Juniper Networks, which included as attachments (1) a question and answer discussion of the proposed acquisition and (2) a powerpoint presentation regarding Juniper Networks.

I want to be sure that you have heard our exciting news this morning. This morning we announced that we have signed a definitive agreement to combine with Juniper Networks in an acquisition valued at over $4 Billion — the largest technology acquisition since the HP-Compaq merger in the Spring of 2002. This is an industry transforming event that brings together best in class security with best in class networking for mission critical networks. As you might imagine, we are very excited about the opportunity before us and this deal provides a natural extension of strategies and successes of both companies, plus some great opportunity for business growth. Our customers continually tell us that the integration of networking and security is a critical requirement and this allows us to respond with the industry’s most powerful combination of talent and technology.

If you’re not familiar with Juniper Networks, it provides IP networking solutions with industry-leading scale and performance for services providers, government, universities and the world’s largest businesses. They have successfully taken market share in their segments for the last eight quarters and are considered Cisco’s primary competitor in the routing space. Juniper has 30 percent of the high end routing market and over 50 percent of the broadband remote access server market. They are a company with 1600 employees, annualized revenue of approximately $800 million, and a business model that is very similar to NetScreen’s. Additional details are found in the attached PowerPoint document.

This is a powerful match up of two very similar companies and cultures. Each company provides best in class solutions designed to address complex market needs requiring exceptional performance and scale. We share a common focus on security, performance, reliability and intelligence at scale. The business models both focus on partnerships and channels and we now have the opportunity to expand the product portfolios available to each customer base and channel.

This combination delivers significant strategic value. In the short term, we benefit by introducing our products into Juniper’s substantial carrier channel and customer base, and by introducing some of their products to our high end customers. In the medium term we see substantial opportunities to extend and improve our combined product set by using their technology to enhance our routing, networking and QoS capability, and integrating components of our security technology into their routing platforms. In the long term, the synergies between our security products deployed at the enterprise and the enhanced carrier infrastructure enabled by their products will allow us to solve the difficult problems needed to fulfill the promise of secure, high quality, global communications, and fundamentally change the economics of networking.

We will be working on specific integration plans and organizational structure over the next few weeks, and will keep you updated with our progress on a regular basis. While the integration of an acquisition of this scale is always a challenge, we are confident that we can be successful. Both companies have proven that they can successfully integrate acquired companies. When Juniper acquired UniSphere in 2002 it proved that it could successfully integrate across the country; this combination will allow for growth and integration across the street. The core philosophies driving our integration plans are that:

(1) the majority of the NetScreen team will operate as a product group (conceptually similar to the way Neoteris operates at NetScreen), (2) this is an acquisition motivated by opportunity, not cost reduction, so decisions will be biased towards ensuring we maintain and accelerate growth, (3) delivering on customer and roadmap commitments will take priority over integrating products.

This transaction still has to be approved by regulatory authorities, and both our stockholders and Juniper’s stockholders, so we don’t expect it to close until calendar Q2. In the meantime we need to maintain our laser focus on our existing business and ensure we keep delivering the fantastic results that have brought NetScreen to this point.

/Robert

We will hold several all-hands meetings today to discuss the acquisition with NetScreen employees:

For Sunnyvale (including Stewart Drive based employees): 10:30am PST in the Boomerang cafeteria at HQ

For EMEA: 9am PST via conference call-in number indicated below

For North and South America outside of Sunnyvale: 10:00 am PST; 1 pm

EST via conference call-in number indicated below

For APAC: 6:00pm PST via conference call-in number indicated below

For ASG employees outside of Sunnyvale: 11:00 am PST; 2:00pm EST via conference call-in number indicated below

Conference call number in U.S.: 866-762-1584

Conference call number from outside of U.S.: 702-387-3444

Access Code 648 243

Additional information is available in the attached Q&A and Juniper

Overview PowerPoint slides.

Additional Information And Where To Find It

Juniper Networks, Inc. and NetScreen Technologies, Inc. intend to file a registration statement on Form S-4 containing a joint proxy statement/prospectus in connection with the merger transaction involving Juniper Networks and NetScreen Technologies. Investors and security holders are urged to read this filing when it becomes available because it will contain important information about the merger. Investors and security holders may obtain free copies of these documents (when they are available) and other documents filed with the Securities and Exchange Commission at the Securities and Exchange Commission’s web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the Securities and Exchange Commission by Juniper Networks by contacting Juniper Networks Investor Relations at 888-JUNIPER (888-586-4737) or 408-745-2000. Investors and security holders may obtain free copies of the documents filed with the Securities and Exchange Commission by NetScreen Technologies by contacting NetScreen Technologies Investor Relations at 408-543-2100.

Juniper Networks and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Juniper Networks and NetScreen Technologies in connection with the merger. Information regarding the special interests of these directors and executive officers in the merger will be included in the joint proxy statement/prospectus of Juniper Networks and NetScreen Technologies described above. Additional information regarding the directors and executive officers of Juniper Networks is also included in Juniper Networks’s proxy statement for its 2003 Annual Meeting of Stockholders, which was filed with the Securities and Exchange Commission on March 28, 2003. This document is available free of charge at the Securities and Exchange Commission’s web site at www.sec.gov and from Juniper Networks by contacting Juniper Networks Investor Relations at 888-JUNIPER (888-586-4737) or 408-745-2000.

NetScreen Technologies and its directors and executive officers also may be deemed to be participants in the solicitation of proxies from the stockholders of NetScreen Technologies and Juniper Networks in connection with the merger. Information regarding the special interests of these directors and executive officers in the merger will be included in the joint proxy statement/prospectus of Juniper Networks and NetScreen Technologies described above. Additional information regarding these directors and executive officers is also included in NetScreen Technologies proxy statement for its 2004 Annual Meeting of Stockholders, which was filed with the Securities and Exchange Commission on January 28, 2004. This document is available free of charge at the Securities and Exchange Commission’s web site at www.sec.gov and from NetScreen Technologies by contacting NetScreen Technologies Investor Relations at 408-543-2100.

Employee Q&As

Why	is this an exciting opportunity for me?

Juniper is a world class, well run company. We believe that the combined company has the potential to become one of the great companies in the technology space – possibly another Intel, Cisco or Oracle. Being part of that, and having a shot at really taking on Cisco will be a rewarding and exciting prospect. Obviously the initial stock price increase is an additional strong incentive as it makes all unvested options significantly more valuable. And our management team is optimistic about the value we can create together in the combined company.

How will we integrate the two companies and what will the organizational structure be?

The majority of NetScreen will operate as a product group within Juniper – conceptually similar to the way Neoteris operates within NetScreen. We will work through the integration plans over the upcoming weeks and will communicate these integration plans as they are finalized.

Will everyone from NetScreen join Juniper or will there be a reduction in headcount?

The motivation for the acquisition was the fit of the two companies, and the strategic opportunity, not the cost savings, so we will continue to fully fund our business. Of course, we will still look to make sure the combined organization has a rational structure. We will work through the details of the integration plan over the upcoming weeks and will be able to communicate specifics at that time. In the rare cases where there is an overlap, we will help employees to find alternative positions within the company, and if that is not possible will provide an equitable severance package.

Can I still trade in NetScreen securities?

You are able to continue to sell stock within our normal trading window rules, UNLESS you were a member of the deal team or had access to inside information on Juniper’s business in which case you cannot trade in NetScreen securities until you receive further notice from the NetScreen compliance officer. Please note that employees who are a party to a voting agreement with Juniper are subject to additional restrictions.

Will the current NetScreen bonus program stay in effect?

It will be in effect for this quarter. We will announce specifics on the calendar year Q2 bonus program after the deal closes.

Will we still hold our planned Performance and Compensation review in March?

Yes. Until the deal closes we will continue to run our business as NetScreen, which includes following through with these reviews.

Given that 70% of our business is in the enterprise, is Juniper changing their strategy and going after the enterprise?

Juniper’s strategy continues to be to help customers solve problems that require the highest levels of security, performance and reliability. These customers exist in a range of markets that include the largest service providers in the world, as well as governments, universities and information intensive enterprises. This acquisition will allow us to help them to continue building on their strategy.

Did Juniper do this because of concerns about their core router business?

No. In their last quarter they had very strong growth, growing much faster than Cisco and significantly beating Wall Street expectations. They gave guidance indicating strong growth going forward. This acquisition is motivated by opportunity and is not defensive in any way.

Will we integrate NetScreen products with Juniper products and JUNOS?

NetScreen Confidential

Internal Use Only – Do Not Forward Outside the Company

We are not going to crash platforms together. We will integrate a market model via distribution and cross-pollinate our solutions. And over time we will cross-pollinate technology between ScreenOS and JUNOS, as well as work on joint development projects.

Is Juniper looking to acquire other companies? Who will they acquire next?

Juniper cannot comment on anything that has not already been publicly disclosed. Their acquisition strategy is as follows:

-Their primary strategy is to focus on internal organic innovation first and partnerships second and acquisitions more opportunistically.

To date they have acquired 5 companies for technology and quality talent with specific market focus and expertise, leveraging the ability to continue on the technology innovation curve.

-They continue to focus on the segment of the market that requires solutions to mission critical, strategic networking needs.

What are the financial terms of the acquisition?

It is an all stock transaction. Juniper Networks stock will be exchanged for NetScreen stock at a fixed exchange ratio of 1.404 shares of JNPR common stock for each outstanding share of NetScreen, which will result in NetScreen stockholders owning approx 24.5% of JNPR following the closing of the transaction. Based on the closing prices of the two companies last Friday, this translates to a premium of about 57%.

When do we expect to close?

Calendar Q2.

What would prevent the deal from closing?

We need shareholder approval from both sides, as well as regulatory approval and other customary closing conditions. If we didn’t get all of these approvals or the closing conditions are not satisfied, then that would prevent the transaction from closing.

When can I expect to hear more details?

As you can imagine, there are a lot of details to consider as we start to build an integration plan over the next 4 weeks. As information becomes available we will communicate this to you via email, the intranet and meetings. In the meantime, we will establish a page on the intranet for communicating updates and provide a means for you to ask questions and share what is on your mind. Stay tuned for more information about this.

NetScreen Confidential

Internal Use Only – Do Not Forward Outside the Company

Transforming the Business of Networking

The Juniper Difference

Copyright © 2004 Juniper Networks, Inc.
Proprietary and Confidential
www.juniper.net 1

Transforming the Business of Networking

The Juniper Difference

Corporate Facts

DELIVERY
Juniper your Net
To assure application delivery. No disappointments.

Juniper your Net
Copyright © 2004 Juniper Networks, Inc. Proprietary and Confidential
www.juniper.net

Corporate Facts

More than $1.5 billion in cash and investments

Support more than 600 of the world’s largest networks in 47 countries

Serve 24 of the world’s top 25 service provider networks

Customers include service providers, mobile operators, cable operators, government agencies, research & education institutions and information intensive enterprises

Market Leadership

…and growing

TEK GO
suggestion box

"Switch to Juniper, Switch to Juniper, Switch to Juniper… I love Cisco… HA HA, only Kidding, it's another Switch to Juniper."

Juniper your Net
Copyright © 2004 Juniper Networks, Inc. Proprietary and Confidential
www.juniper.net

Market Leadership

30% of the service provider router market

33% of the core routing market 28% of the edge routing market 51% of the broadband aggregation market

…and growing

Data based on Gartner Group’s 2Q03 market share report

Best In Class Networking Products

SDX, NMC-RX, OSS Partners
Access
M-series
Edge
M-series
E-series
Wireline
Core
T-series
M-series
J-series
Wireless
Support Services, Professional Services, and Educational Services

Juniper your Net
Copyright © 2004 Juniper Networks, Inc. Proprietary and Confidential
www.juniper.net

Best In Class Networking Products

Support Services, Professional Services, and Educational Services

Strong and Diverse Customer Base

North America	Europe, Middle East, Africa	Asia Pacific	Latin America
AT&T	nextra	NTT Communications	TELMEX
NTT/VERIO	france telecom	KDDI	telefonica.com.br
Qwest	TELECOM ITALIA	中国电信 CHINA TELECOM	BrasilTelecom
BELLSOUTH	Telecom COLT	CNC 中国网通	Embratel
Bell	Deutsche Telekom	中国移动通信 CHINA MOBILE	telecentro
WORLDCOM	T	PCCW·HKT	Telefonica EMPRESAS
Adelphia	סלקום	SingTel	CTBC
FOCAL Exceed The Limits	TELIA	Asia Global Crossing	GVT
Internet2	DOKOM	TELEKOM MALAYSIA	BESTEL
Abilene	PT	Telstra	
Cable & Wireless	Lietuvos Telekomas		
Bloomberg			

Juniper your Net
Copyright © 2004 Juniper Networks, Inc. Proprietary and Confidential
www.juniper.net

Strong and Diverse Customer Base

North Europe, Asia Latin

America Middle East, Africa Pacific America

Broad Global Alliances

ERICSSON
IBM
Lucent Technologies
Bell Labs Innovations
SIEMENS
Scientific Atlanta
smarts
InfoVista
Seeing IT
MICROMUSE
NETCOOL SOLUTIONS
ARBOR
NETWORKS
Orchestream
Dorado
SOFTWARE
INTELLIDEN
OPNET
Optimum Network Performance
Brix
Networks
axiom
FUNK SOFTWARE
METASOLV
SOFTWARE
CPLANE
SPIRENT
Communications
NARUS
SYNDESIS
Sheer
Networks
WANDL

Juniper your Net
Copyright © 2004 Juniper Networks, Inc. Proprietary and Confidential
www.juniper.net

Broad Global Alliances

Juniper your Net™

...and *transform* your business of networking

Policy and Control
Packet Processing
Resource segmentation
Packet Transport

Juniper your Net
Copyright © 2004 Juniper Networks, Inc. Proprietary and Confidential
www.juniper.net

…and transform your business of networking

All products support many services on single packet infrastructure

Multiple features for each service while maintaining performance

Security QoS

IPv6

Multiple VPN types

Multicast

Designed for mission critical networks and applications

Policy and Control

Packet Processing

Resource segmentation

Packet Transport

The Past: many private networks & a commoditized Internet…

The future: virtualized infrastructure that delivers quality, security & reach

FR/ATM
Private IP/ VPNs
TDM
Public Internet

Juniper your Net
Copyright © 2004 Juniper Networks, Inc. Proprietary and Confidential
www.juniper.net

The Future Is Virtual Services On A Single IP Infrastructure

The Past: many private networks & a commoditized Internet…

The future: virtualized infrastructure that delivers quality, security & reach

FR/ATM

Private IP/ VPNs TDM

Public Internet

Infranet

Internet

Private IP VPN’s Private IP

FR & ATM FR/ATM

Voice & Video On-demand

Gaming Gaming Transactions

Grid Services SW Distribution

Infranet Benefits

Network Service Providers

Consumers, SMB

Bandwidth
Security
Quality
Availability

Enterprises, governments

- Privacy AND reach
- Mission critical AND tactical applications
- Productivity gains thru next gen applications (eg Web services, grid computing)
- Flexible, secure partnering & supply chain integration

Equipment suppliers

- Single standards approach:
  - Focuses energies
  - Faster return on R&D

Copyright © 2004 Juniper Networks, Inc. Proprietary and Confidential

www.juniper.net

Infranet Benefits

Network Service Providers

Bring greater value to content, applications

Service agility to rapidly address new markets

Better match of resources to revenues

Extend reach, on-sell value of home markets

Consumers, SMB

Get what is paid for

Improved confidence

Reduce barriers to online economy

New applications

Enterprises, governments Equipment suppliers

Privacy AND reach Single standards approach:

Mission critical AND tactical applications • Focuses energies

Productivity gains thru next gen applications (eg Web services, grid computing) • Faster return on R&D

Flexible, secure partnering & supply chain integration